

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2010

Ashish R. Parikh
Chief Financial Officer
Hersha Hospitality Trust
44 Hersha Drive
Harrisburg, PA 17102

> **Re:**   **Hersha Hospitality Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 5, 2010**
> **Definitive Proxy Statement**
> **Filed April 15, 2010**
> **File No. 001-14765**

Dear Mr. Parikh:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Cash Flow Analysis, page 33

1.   We note your disclosure on page 47 that you paid dividends and distributions of roughly $31,586,000 for fiscal year 2009. We also note that your net cash provided by operating activities for 2009 was roughly $21,532,000. Please tell us the specific sources of cash used to make distribution payments and the amount from each source including cash from operations. Please provide similar disclosure in future filings.

Financial Statements

Consolidated Statements of Equity and Comprehensive Income, page 46

2.   Please tell us the nature of the line item 'Reclassification of Noncontrolling Interests.'

Exhibit 31.1 and 31.2

3.   We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have deleted the language "as of the end of the period covered by this report" from paragraph 4(c). Please revise your certifications in future filings to comply with the Exchange Act Rules.

Proxy Statement on Schedule 14A, filed April 15, 2010

General

4.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Board of Trustees and Executive Officers, page 7

5.   For each trustee and trustee nominee, tell us the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a trustee. Please see Item 401(e)(1) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.

Compensation Discussion and Analysis, page 16

6.   We note that you have targeted your compensation to the 50th percentile or mid-market in relation to your peer group. Please tell us how you selected the peer group and where the actual compensation, for each element of compensation, fell relative to the benchmark. Confirm that you will provide similar disclosure in future filings.

Annual Non-Equity Incentive Compensation, page 20

7.   We note your disclosure on page 20 that eligibility for the minimum award under the 2009 non-equity incentive plan occurred when AFFO per share for the year ended December 31, 2009 fell within a range from $0.56 per share to $0.72 per share. We also note your disclosure that an additional consideration included achieving certain levels of revenue per available room ("RevPAR") and achieving a minimum fixed charge coverage ratio. Please tell us the targeted levels of RevPAR and fixed charge coverage ratio. Please also tell us of any other specific qualitative and quantitative performance objectives for each of your named executive officers. Describe and quantify to what extent these objectives were met and explain how this impacted the actual compensation awarded. Confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(v) and Instruction 4 to Item 402(b) and Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 21

8.   Please tell us how you determined the stock awards made to the named executive officers in 2009. Your statement on page 22 that the awards were made "consistent with its philosophy described above" does not provide sufficient detail as to how and why you awarded the amounts you did in 2009. Confirm that you will provide similar disclosure in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk, Attorney Advisor, at 202-551-3657 or Sonia Barros, Special Counsel, at 202-551-3655 with any other questions.

        Sincerely,

        Kevin Woody
        Branch Chief